HDI QUARTZ MOUNTAIN

August 5, 2021

Davidson & Company
1200-609 Granville St.
Vancouver, BC V7Y 1G6

De Visser Gray LLP
401- 905 West Pender Street
Vancouver, BC V6C 1L6

Re: Quartz Mountain Resources Ltd. - Notice of Change of Auditors

In compliance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Requirements ("NI 51-102"), please be advised as follows:

1. The auditor of Quartz Mountain Resources Ltd. (the "Company"), Davidson & Company (the "Former Auditor"), was asked to tender its resignation, and subsequently tendered said resignation as the auditor of the Company. On August 4, 2021, subject to all applicable regulatory and shareholder approvals, the Audit Committee of the Company approved the appointment of De Visser Gray LLP (the "Successor Auditor") as auditor of the Company. At the next Annual Meeting of shareholders, the shareholders of the Company will be asked to approve the appointment of the Successor Auditor, as auditor of the Company.

2. There were no reservations in the Auditor's Report for either of the Company's two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

3. The non-reappointment of the Former Auditor and the appointment of the Succesor Auditor as the auditors was considered and approved by the Audit Committee.

4. In the opinion of the Audit Committee of the Company, there were no "reportable events" as defined in subparagraph 4.11(1) of NI 51-102.

Please advise the Board of Directors in writing whether or not you agree with the information contained in this Notice, based on your knowledge of the affairs of the Company.

It is further requested that you address your response to the relevant securities administrators and the Former/Succesor Auditor (list of addresses attached as Schedule "A" hereto) and deliver the response to us as soon as possible but in any event no later than 7 days after August 4, 2021.

For and on behalf of the Board of Directors of
Quartz Mountain Resources Ltd.

"*Sebastian Tang*"
Sebastian Tang
Chief Financial Officer

SCHEDULE "A"

Former Auditor:

Davidson & Company
1200-609 Granville St,
Vancouver, BC V7Y 1G6

New Auditor:

De Visser Gray LLP
401- 905 West Pender Street
Vancouver, BC V6C 1L6

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission